Yesterday, this artist sold out in 2 hours

Hey Rebecca,

Yesterday I sent you a new offering from Adrian Ghenie, which sold out in just two hours. As we mentioned, the NY Times said in 2016 that he once had a global waitlist in order to buy his paintings.

So now, back by popular demand, I have another Ghenie for you. :)

Yesterday's offering was a hybrid portrait by the artist of himself and Darwin. Unlike that work, this is a portrait of the famous artist Van Gogh.

At $944k, we believe this offering is a great opportunity compared to other Van Gogh portraits by the artist because there is a similar work that sold at Christies in 2019 (approx. 4 years ago) for $1.3mm:


"The Lidless Eye"
(15 ¾ x 13 ¾ in.)
Sale Price:
$1,335,000
Our Offering:
$944,000

Masterworks Illustration

Check out our latest Ghenie here.

Best,
Anthony DeSimone

—

SVP, Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

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